1.	% of loans that have silent seconds in group 4: 38.71%
2.	% of loans that have silent seconds in overall pool: 37.27%
3.	# of loans that are 100% combined ltv in group 4: 4
4.	# of loans that are 100% combined ltv in overall pool: 23

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